January 20, 2012

Mr. Karl Hiller, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Patriot Coal Corporation
Form 10-K for the Fiscal Year ended December 31, 2010
Filed February 25, 2011
Response Letter dated November 14, 2011
File No. 1-33466

Dear Mr. Hiller:

Patriot Coal Corporation (the “Company”) has received the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter from the Staff dated January 13, 2012 (the “Comment Letter”) related to the above-referenced Form 10-K for the fiscal year ended December 31, 2010 and the Company’s response letter dated November 14, 2011.

The Company has commenced work on a letter responding to the Staff’s comments, including beginning to compile backup information and data.  However, the Company believes it will require additional time to consider and respond fully to the Staff’s comments for a variety of reasons, including the following:

•
Mining activities have been performed at some of these sites since the early 1900s. This mining has been undertaken by various operators, including some predecessors of Magnum Coal Company (“Magnum”), and subsequently, the Company.  When the Company acquired Magnum on July 23, 2008, it acquired access to the information and resources in Magnum’s possession at that time, but not necessarily the information, knowledge or resources of Magnum’s predecessors. It is only the period from Magnum’s formation to the present for which the Company has complete knowledge of activities. The Company believes that several of the Staff’s questions relate to activities that occurred previous to Magnum’s formation and will require additional time to research the requested information to prepare the Company’s response.

•
The requests contained in the Comment Letter require extensive consultation with the Company’s engineering department. While the appropriate personnel have been assigned to assist in this response, it is likely that the response will require the engineering department to identify and synthesize a large amount of information and then create documents specifically in response to the Comment Letter. These efforts will require substantial effort and time as the requested documents are not currently available and will need to be produced. In light of the difficulties in compiling relevant information that will be used to create these documents as described below, the Company believes it will not be possible to complete these documents by the date requested.

•	The Comment Letter requests information that is not readily available and will require significant time and effort for the Company to compile. For example:

o
“Submit a property map showing the various locations of past and present mining operations, the valley fills and outfalls created and associated with each phase of mining operations, and the locations planned for the FBR and ZVI facilities.”

This request will require the Company to synthesize detailed mining schematics for its operations and to overlay locations of 78 different outfalls. These schematics are not stored in a centralized location, but are kept at the various operations adding to the difficulty in identifying and compiling the relevant data for review.  Moreover, once the relevant schematics are identified, responding to this request will require the creation of new documents for each operation as we do not believe that any existing map or schematic contains every piece of information required by this request.

o
“Submit a timeline chart showing the various mining phases and creations of outfalls associated with the selenium discharge issues and the applicable regulations and changes in regulations pertaining to selenium discharge. Indicate the periods during which you believe mining operations either complied or did not comply with such regulations or related provisions within the mining permits.”

This request will require the Company to distill the complicated history of selenium regulations and related litigation and the applicability of those regulations to its mining operations and 78 different outfalls into a concise analysis.

o
“Clarify the extent to which the selenium discharge issues are attributable to mining operations which were not consistent with mining plans that were developed by management and considered appropriate and compliant with the conditions of the permits at the time the operations were conducted so that we may better understand your view of these problems as arising from improper use.”

This request will require the Company to assemble extensive data regarding its historic mining operations and compare its past practices to mining plans effective at the formation of Magnum in December 2005. It may also involve discussions with several disparate personnel to determine how certain operations complied with those plans. The identification of the relevant plans, review of applicable data, and interviews with appropriate personnel is a significant undertaking that cannot be completely accomplished in the time allotted.

•
In addition to the Company’s year-end reporting activities, several key personnel (including myself) who will need to coordinate the Company’s response will be traveling on business the entire week of January 23, 2012.

Accordingly, on behalf of the Company and as discussed with Mr. Cannarella, we respectfully request an extension of the time to respond to the Comment Letter.  We will endeavor to expedite our response but cannot currently estimate when we will complete our review of the requested information or be in a position to respond.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to call me at (314) 275-3682 with any questions you may have regarding this request.

Sincerely,

/s/ Christopher K. Knibb
Patriot Coal Corporation Christopher K. Knibb Vice President – Controller & Chief Accounting Officer

cc:	John Cannarella, U.S. Securities and Exchange Commission, Division of Corporation Finance
Michael Fay, U.S. Securities and Exchange Commission, Division of Corporation Finance

Richard M. Whiting, Patriot Coal Corporation
Mark Schroeder, Patriot Coal Corporation
Katy Winkelmann, Patriot Coal Corporation
Megan Krasnicki, Patriot Coal Corporation